FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES FOURTH QUARTER RESULTS, Dated January 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 30, 2006

By: _/s/ Meir Moshe_________

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Announces Fourth Quarter Results, Dated January 30, 2006.

EXHIBIT 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES FOURTH QUARTER  RESULTS

* Record Quarterly revenues of $21.0 million

* Record annual sales of $77.6 million

Tel Aviv, Israel, January 30, 2006 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP today reported record revenues of $21.0 million for the fourth quarter of 2005, an increase of 11% compared with revenues of $19.0 million for the fourth quarter of 2004 and for the third quarter of 2005.

Total revenues for 2005 were a record $77.6 million, an increase of 13% compared with revenues of $68.4 million in 2004.

Net income for the fourth quarter of 2005 was $2.4 million, compared with net income of $4.3 million in the fourth quarter of 2004 and $1.6 million in the third quarter of 2005.

Diluted net earnings per share for the fourth quarter of 2005 were $0.12, compared to $0.22 in the fourth quarter of 2004 and $0.08 in the third quarter of 2005.

Net income for 2005 was $9.3 million or $0.47 per diluted share, compared to net income of $13.8 million or $0.70 per diluted share for 2004.

In the fourth quarter of 2005 the Company continued to maintain a positive operational cash flow. In 2005 the Company generated cash in the amount of $7.5 million, after deduction of the amount invested in the purchase of the V-Secure Assets. This led to a balance of $164.5 million in cash, short-term and long-term bank deposits and marketable securities.

 “We are pleased with the traction we are seeing from the recent launch of our APSolute Application Delivery solution,” said Roy Zisapel President and CEO at Radware. “As evident from our strong fourth Quarter earnings, we are successfully implementing our business model and increasing market share in the growing Application Delivery space. We continue to increase our sales force and our technical and channel partnerships to leverage our application-smart solution suite across all geographies.”

During the quarter ended December 31, 2005, Radware released the following significant announcements:

Radware Showcases Application-Smart Networking with Innovative Approach to IP Traffic Management at Interop NY

Radware Vice President of Research and Development to Overview Network Application Security Challenges at Infosecurity Show NY

Radware To Acquire V-Secure Technologies

Unicomm Turns to Radware's Integrated Application Delivery Solution for Rapidly Growing Network

Radware Announces SecureFlow, New Unified Security Switch to Simplify Management and Optimize Performance of Best of Breed Enterprise Security Tools

Finjan and Radware Partner to Launch Integrated High Performance Security Solution for Enterprises

Radware Unveils APSolute™ Application Delivery Solution for Application-Smart Networking

Company management will host a quarterly investor conference call at 8:45 AM EDT on January 30, 2006. The call will focus on financial results for the quarter ended December 31, 2005, and certain other matters related to the Company’s business.

The conference call will be webcast on January 30, 2006 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2004		December 31, 2005
	(Audited)		(Audited)
Current assets
Cash and cash equivalents	8,792	(*)	56,263
Short-term bank deposits	64,892		10,195
Short-term marketable securities	35,336	(*)	60,443
Trade receivables, net	13,166		14,661
Other receivables and prepaid expenses	1,332		1,451
Inventories	4,094		5,254
	127,612		148,267
Long-term investments
Long-term bank deposit	9,224		9,458
Long-term marketable securities	38,797		28,134
Severance pay funds	1,921		2,178
	49,942		39,770

Property and equipment, net	4,452		5,968

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	1,235		3,888
Goodwill	-		6,454
	1,235		10,342

Total assets	183,241		204,347

Current liabilities
Trade payables	5,075		5,329
Deferred revenues	9,888		12,424
Other payables and accrued expenses	4,962		6,509
	19,925		24,262

Accrued severance pay	2,399		2,659

Total liabilities	22,324		26,921

Shareholders’ equity
Share capital	457		470
Additional paid-in capital	145,439		153,010
Accumulated other comprehensive loss	(52)		(404)
Deferred stock compensation	-		(67)
Retained earnings	15,073		24,417
Total shareholders’ equity	160,917		177,426
Total liabilities and shareholders' equity	183,241		204,347

(*) Reclassified

	Condensed Consolidated Statements Of Operations
	(U.S. Dollars In thousands, except share and per share data)

	For the Three months ended December 31, 2004	For the Three months ended December 31, 2005	For the Year ended December 31, 2004	For the Year ended December 31, 2005
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	19,047	21,038	68,439	77,584
Cost of revenues	3,395	4,053	12,184	14,896
Gross profit	15,652	16,985	56,255	62,688
Operating expenses:
Research and development, net	2,878	3,362	10,342	13,017
Sales and marketing	8,402	11,110	31,898	40,002
General and administrative	1,243	1,371	4,493	5,244
Total operating expenses	12,523	15,843	46,733	58,263
Operating income	3,129	1,142	9,522	4,425
Financial income, net	1,353	1,342	4,565	5,159
Income before taxes on income	4,482	2,484	14,087	9,584
Taxes on income	135	130	341	240
Income before minority interest in losses of a subsidiary	4,347	2,354	13,746	9,344
Minority interest in losses of a subsidiary	-	-	34	-
Net income	4,347	2,354	13,780	9,344

Basic net earnings per share	$ 0.24	$ 0.12	$ 0.77	$ 0.50
Weighted average number of shares used to compute basic net earnings per share	18,243,688	19,008,564	17,995,207	18,800,474

Diluted net earnings per share	$ 0.22	$ 0.12	$ 0.70	$ 0.47
Weighted average number of shares used to compute diluted net earnings per share	20,167,394	19,932,691	19,804,896	20,072,192